Exhibit 99.1

The First Bancshares, Inc. Reports Results for Third Quarter ended September 30, 2022; Increases Quarterly Dividend 5%

HATTIESBURG, Miss.--(BUSINESS WIRE)--October 27, 2022--The First Bancshares, Inc. (“FBMS” or “the Company”) (NASDAQ: FBMS), holding company for The First Bank, (www.thefirstbank.com) reported today financial results for the quarter ended September 30, 2022.

Highlights for the Quarter:

  Effective August 1, 2022, the Company closed its acquisition of Beach Bancorp, Inc., parent company of Beach Bank (together with Beach Bancorp, Inc., “Beach Bank”), headquartered in Fort Walton, FL. Beach Bank added 7 locations servicing the Florida Panhandle as well as Tampa, FL. Systems conversion is scheduled for the fourth quarter of 2022.
  During the quarter, the Company entered into a definitive agreement to acquire Heritage Southeast Bancorporation, Inc., parent company of Heritage Southeast Bank (“Heritage Bank”) based in Jonesboro, Georgia. The proposed transaction will increase the Company’s presence in Southern Georgia as well as provide entry into the fast growing markets of Atlanta and Savannah, Georgia and Jacksonville, Florida. Heritage Bank will add approximately $1.7 billion of assets and twenty three locations.
  Recorded initial purchase accounting adjustments related to the Beach Bank merger including goodwill of $21.8 million and Current Expected Credit Losses (“CECL”) day one provision for credit losses of $3.9 million. Merger related expenses were recorded in the amount of $3.5 million for both Beach Bank and Heritage Bank.
  Net income available to common shareholders totaled $14.0 million for the quarter ended September 30, 2022, representing a decrease of $1.7 million, or 10.9%, compared to $15.8 million for the quarter ended June 30, 2022. The decrease was the result of several one-time items primarily related to merger expenses as detailed in the tables located in the appendix of this release.
  Pre-Tax, Pre-Provision Operating Earnings (non-GAAP) totaled $25.9 million for the quarter ended September 30, 2022, representing an increase of $5.1 million, or 24.5%, compared to $20.8 million for the quarter ended June 30, 2022.
  Total loans, excluding Paycheck Protection Program (“PPP”) loans and acquired Beach Bank loans, increased 3.1% for the quarter representing net growth of $97.0 million, or 12.4% on an annualized basis, as compared to the quarter ended June 30, 2022.
  Net interest income, excluding PPP fee income, increased $7.4 million, or 17.9%, when comparing quarter end September 30, 2022 to quarter end June 30, 2022.
  Net Interest Margin expanded 41 bps when comparing third quarter 2022 to second quarter 2022.

M. Ray “Hoppy” Cole, President and Chief Executive Officer, commented, “The third quarter showed continued improvement in our core profitability. Strong loan growth funded by excess liquidity highlighted a significant improvement in our net interest margin. In addition to improved operating results we continue to execute on our strategic plan of building a high performing community bank franchise in the Southeast.

On July 27th, we announced the signing of a definitive agreement to acquire Heritage Bank. On July 31st, we closed our previously announced merger with Beach Bank. Together these two banks will increase our assets by over $2 billion with market share in Atlanta, Savannah and Southeast Georgia as well as Jacksonville, Tampa and the Florida Panhandle. On a combined basis, our Company will have over $8 billion in assets serving some of the best markets in the Southeast in MS, LA, AL, GA and FL.

We are excited about the team of community bankers that will be joining our Company and we look forward to working together to continue to grow our Company and serve our clients.”

Quarterly Earnings

Net income available to common shareholders totaled $14.0 million for the quarter ended September 30, 2022, a decrease of $1.7 million, or 10.9%, compared to $15.8 million for the quarter ended June 30, 2022.

Excluding one-time items detailed in the tables included with this press release, net earnings available to common shareholders, operating (non-GAAP) increased $3.1 million, or 19.0%, to $19.6 million for quarter ended September 30, 2022 as compared to $16.5 million for the quarter ended June 30, 2022.

The Company recorded a provision for loan losses of $4.3 million for the quarter ended September 30, 2022 and $0.6 million for the quarter ended June 30, 2022. The $4.3 million includes $3.9 million for the CECL day 1 provision for loan losses attributable to the acquired Beach Bank loans.

Pre-tax, Pre-provision Operating Earnings

Pre-tax, pre-provision operating earnings (non-GAAP) increased $5.1 million to $25.9 million for the quarter ended September 30, 2022 as compared to $20.8 million for the quarter ended June 30, 2022. One-time items are detailed in the tables included with this press release.

Earnings Per Share

For the third quarter of 2022, fully diluted earnings per share were $0.61, compared to $0.76 for the second quarter of 2022 and $0.76 for the third quarter of 2021. The decrease in fully-diluted earnings per share was primarily attributable to expenses associated with the acquisition of Beach Bank, and the pending acquisition of Heritage Bank.

Fully diluted earnings per share, operating (non-GAAP) were $0.85 for the third quarter of 2022 compared to $0.80 for the second quarter of 2022 and $0.76 for the third quarter of 2021.

Effective August 1, 2022, the Company issued 3,498,936 shares of its common stock in conjunction with the closing of the acquisition of Beach Bank. Fully diluted earnings per share in respect of the first and second quarters of 2022 were increased in part by the purchase by the Company of 600,000 shares of its common stock during the first quarter of 2022.

Balance Sheet

Consolidated assets increased $417.4 million to $6.455 billion at September 30, 2022 from $6.037 billion at June 30, 2022. The acquisition of Beach Bank contributed $458.2 million in assets as of September 30, 2022.

PPP loans at September 30, 2022 were $1.4 million, a decrease of $4.9 million from June 30, 2022, due to loan forgiveness under the PPP program.

Total loans were $3.719 billion for the quarter ended September 30, 2022, as compared to $3.125 billion for the quarter ended June 30, 2022, and $2.961 billion for the quarter ended September 30, 2021, representing an increase of $594.5 million, or 19.0%, for the sequential quarter comparison, and an increase of $758.5 million, or 25.6%, for the prior year quarterly comparison. Acquired Beach Bank loans totaled $502.3 million at September 30, 2022. PPP loans totaled $1.4 million for the quarter ended September 30, 2022, $6.3 million for the quarter ended June 30, 2022, and $87.1 million for the quarter ended September 30, 2021.

Excluding the PPP loans and acquired Beach Bank loans, total loans increased $97.0 million, or 3.1% as compared to the quarter ended June 30, 2022, or 12.4% on an annualized basis.

Excluding the PPP loans and acquired Beach Bank loans, total loans increased $341.9 million, or 11.9% as compared to the quarter ended September 30, 2021.

Total deposits were $5.551 billion for the quarter ended September 30, 2022, as compared to $5.306 billion for the quarter ended June 30, 2022, and $4.673 billion for the quarter ended September 30, 2021, representing an increase of $245.1 million, or 4.6%, for the sequential quarter comparison, and an increase of $878.8 million, or 18.8%, for the prior year quarterly comparison.

Net of the acquired Beach Bank deposits of $439.0 million, total deposits decreased $193.9 million for the sequential quarter comparison partially due to the seasonality of our public fund deposit portfolio. Acquired Beach Bank deposits accounted for $439.0 million and acquired Cadence Bank branch deposits accounted for $302.6 million of the $878.8 million increase for the prior year quarterly comparison.

Tangible book value per share (non-GAAP) decreased to $16.93 at September 30, 2022 from $18.32 at June 30, 2022. This decrease was primarily the result of the change in accumulated other comprehensive income of ($50.6 million) related to the effect of rising interest rates on the value of our investment portfolio.

Asset Quality

Nonperforming assets totaled $26.7 million at September 30, 2022, an increase of $0.6 million compared to $26.2 million at June 30, 2022 and a decrease of $1.3 million compared to $28.0 million at September 30, 2021. During the quarter ended September 30, 2022, nonperforming assets related to the Beach acquisition were added in the amount of $8.6 million which was offset by a legacy nonaccrual in the amount of $10.2 million upgraded to accrual status.

Nonaccrual loans totaled $15.8 million, a decrease of $7.8 million as compared to June 30, 2022 and a decrease of $9.2 million as compared to September 30, 2021. During the quarter ended September 30, 2022, one large relationship with a balance of $10.2 million was upgraded to accrual status. This upgrade resulted in $1.5 million in interest income being recognized during the third quarter of 2022.

The ratio of the allowance for credit losses (ACL) to total loans was 1.03% at September 30, 2022, 1.04% at June 30, 2022 and 1.09% at September 30, 2021. The ratio of annualized net charge-offs (recoveries) to total loans was (0.04%) for the quarter ended September 30, 2022 compared to (0.04%) for the quarter ended June 30, 2022 and 0.005% for the quarter ended September 30, 2021.

Third Quarter 2022 vs Second Quarter 2022 Earnings Comparison

Net income available to common shareholders for the third quarter of 2022 decreased $1.7 million to $14.0 million compared to $15.8 million for the second quarter of 2022.

Excluding one-time items detailed in the tables included with this press release, net earnings available to common shareholders, operating (non-GAAP) increased $3.1 million, or 19.0%, to $19.6 million for quarter ended September 30, 2022 as compared to $16.5 million for the quarter ended June 30, 2022.

Net interest income for the third quarter of 2022 was $49.1 million as compared to $42.1 million for the second quarter of 2022, an increase of $7.0 million which is primarily attributed to an increase in income from loans of $7.4 million. FTE net interest income (non-GAAP) increased $7.1 million to $50.1 million from $43.0 million in sequential-quarter comparison. Third quarter 2022 FTE net interest margin (non-GAAP) of 3.50% included 6 basis points related to purchase accounting adjustments compared to 3.09% for the second quarter in 2022, which included 5 basis points related to purchase accounting adjustments. Excluding the purchase accounting adjustments, the core net interest margin (non-GAAP) increased 40 basis points to 3.44% in sequential quarter comparison primarily due to an increase in average loans and interest rate increases.

Investment securities totaled $2.004 billion, or 31.0% of total assets at September 30, 2022, compared to $2.105 billion, or 34.9% of total assets at June 30, 2022. The average balance of investment securities decreased $35.9 million in sequential-quarter comparison. The average tax equivalent yield on investment securities (non-GAAP) increased 13 basis point to 2.40% from 2.27% in sequential-quarter comparison. The investment portfolio had a net unrealized loss of $216.9 million at September 30, 2022 as compared to a net unrealized loss of $149.1 million at June 30, 2022.

The FTE average yield on all earning assets (non-GAAP) increased in sequential-quarter comparison from 3.36% to 3.83%. Interest expense on average interest bearing liabilities increased 9 basis points from 0.39% for the second quarter of 2022 to 0.48% for the third quarter of 2022. Cost of all deposits averaged 19 basis points for the third quarter of 2022 compared to 14 basis points for the second quarter of 2022.

Non-interest income increased $0.4 million from $8.7 million to $9.0 million in the sequential-quarter comparison, attributable to increases in service charges on deposits accounts of $0.2 million and interchange fee income of $0.2 million.

Non-interest expense for the third quarter of 2022 was $35.9 million compared to $31.0 million for the second quarter of 2022, an increase of $4.9 million, largely attributed to the increase in acquisition charges and charter conversion expenses of $2.5 million and $2.1 million in expenses related to the operations of Beach Bank.

Third Quarter 2022 vs. Third Quarter 2021 Earnings Comparison

Net income available to common shareholders for the third quarter of 2022 totaled $14.0 million compared to $16.1 million for the third quarter of 2021, a decrease of $2.1 million or 12.9%.

Excluding one-time items detailed in the tables included with this press release, net earnings available to common shareholders, operating (non-GAAP) increased $3.5 million, or 21.9%, to $19.6 million for quarter ended September 30, 2022 as compared to $16.1 million for the quarter ended September 30, 2021.

Net interest income for the third quarter of 2022 was $49.1 million, an increase of $9.1 million or 22.8% when compared to the third quarter of 2021. Fully tax equivalent (“FTE”) net interest income (non-GAAP) totaled $50.1 million and $40.7 million for the third quarter of 2022 and 2021, respectively. Purchase accounting adjustments decreased $0.3 million for the third quarter comparisons. Third quarter of 2022 FTE net interest margin (non-GAAP) was 3.50% which included 6 basis points related to purchase accounting adjustments compared to 3.25% for the same quarter in 2021, which included 10 basis points related to purchase accounting adjustments. Excluding the purchase accounting adjustments, the core net interest margin (non-GAAP) increased 29 basis point in prior year quarterly comparison.

Non-interest income decreased $0.6 million for the third quarter of 2022 as compared to the third quarter of 2021. This decrease was attributable to a $0.5 million decrease in mortgage income.

Third quarter 2022 non-interest expense was $35.9 million, an increase of $6.9 million, or 23.6% as compared to the third quarter of 2021. Charges related to the acquisitions of Beach Bank and Heritage Bank as well as charter conversion expenses accounted for $3.5 million. For the third quarter of 2022, charges related to the ongoing operations of the Cadence Bank branches totaled $0.8 million and Beach Bank totaled $2.1 million.

Investment securities totaled $2.004 billion, or 31.0% of total assets at September 30, 2022, compared to $1.485 billion, or 27.0% of total assets at September 30, 2021. For the third quarter of 2022 compared to the third quarter of 2021, the average balance of investment securities increased $727.3 million. The average tax equivalent yield on investment securities (non-GAAP) increased 18 basis points to 2.40% from 2.22% in the prior year quarterly comparison. The investment portfolio had a net unrealized loss of $216.9 million at September 30, 2022 as compared to a net unrealized gain of $18.2 million at September 30, 2021.

The FTE average yield on all earning assets (non-GAAP) increased 23 basis points in prior year quarterly comparison, from 3.60% for the third quarter of 2021 to 3.83% for the third quarter of 2022. Interest expense on average interest bearing liabilities decreased 4 basis points from 0.52% for the third quarter of 2021 to 0.48% for the third quarter of 2022. Cost of all deposits averaged 19 basis points for the third quarter of 2022 compared to 22 basis points for the third quarter of 2021.

Year-to-Date Earnings Comparison

In the year-over-year comparison, net income available to common shareholders decreased $1.8 million, or 3.6%, from $48.4 million for the nine months ended September 30, 2021 to $46.6 million for the same period ended September 30, 2022.

Excluding one-time items detailed in the tables included with this press release, net earnings available to common shareholders, operating (non-GAAP) increased $2.8 million, or 5.7%, to $51.1 million for the nine months ended September 30, 2022 as compared to $48.4 million for the same period ended September 30, 2021.

Net interest income after provision for credit losses was $125.0 million for the nine months ended September 30, 2022, an increase of $7.7 million as compared to the same period ended September 30, 2021, primarily due to interest income earned on a higher volume of loans and securities and increased interest rates.

Non-interest income was $28.8 million for the nine months ended September 30, 2022, an increase of $1.0 million as compared to the same period ended September 30, 2021. Service charges on deposit accounts and interchange fee income accounted for $2.0 million of the increase with mortgage income decreasing $3.6 million.

Non-interest expense was $95.4 million for the nine months ended September 30, 2022, an increase of $11.7 million as compared to the same period ended September 30, 2021. An increase of $5.2 million in acquisition and charter conversion charges and $2.5 million related to the ongoing operations of the Cadence Bank branches and $2.1 million related to the Beach Bank branch operations accounted for the increase in non-interest expense.

Declaration of Cash Dividend

The Company announced that its Board of Directors declared a cash dividend of $0.20 per share, a 5% increase over previous quarter, to be paid on its common stock on November 25, 2022 to shareholders of record as of the close of business on November 8, 2022.

Conference Call

The Company will host a conference call for analysts and investors to discuss the Company’s financial results at 9:30 a.m. Central Time on Friday, October 28, 2022. Investors and analysts may participate by clicking on the Participant Conference Link: https://register.vevent.com/register/BIc9ba7613e20a435da01c24aa3cc80021.

An audio archive of the conference call along with the transcript will be available within 24-48 hours after the call and placed in the Investor Relations section of our website.

About The First Bancshares, Inc.

The First Bancshares, Inc., headquartered in Hattiesburg, Mississippi, is the parent company of The First Bank (“The First”). Founded in 1996, The First has operations in Mississippi, Louisiana, Alabama, Florida and Georgia. The Company’s stock is traded on the NASDAQ Global Market under the symbol FBMS. Information is available on the Company’s website: www.thefirstbank.com.

Non-GAAP Financial Measures

Our accounting and reporting policies conform to generally accepted accounting principles (“GAAP”) in the United States and prevailing practices in the banking industry. However, certain non-GAAP measures are used by management to supplement the evaluation of our performance. This press release includes pre-tax, pre-provision operating earnings, FTE net interest income, FTE net interest margin, core net interest margin, average tax equivalent yield on investment securities, FTE average yield on all earning assets, total tangible common equity, tangible book value per common share , net earnings available to common shareholders, operating, diluted earnings per share, efficiency ratio, operating and certain ratios derived from these non-GAAP financial measures. The Company believes that the non-GAAP financial measures included in this press release allow management and investors to understand and compare results in a more consistent manner for the periods presented in this press release. Non-GAAP financial measures should be considered supplemental and not a substitute for the Company’s results reported in accordance with GAAP for the periods presented, and other bank holding companies may define or calculate these measures differently. These non-GAAP financial measures should not be considered in isolation and do not purport to be an alternative to net income, earnings per share, net interest income, book value, net earnings available to common shareholders, diluted earnings per share, efficiency ratio, or other GAAP financial measures as a measure of operating performance. A reconciliation of these non-GAAP financial measures to the most comparable GAAP measure is provided in this press release following the Condensed Consolidated Financial Information (unaudited).

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 for the proposed merger with Heritage Southeast Bancorporation, Inc., containing a joint proxy statement of Heritage Southeast Bancorporation, Inc., and the Company, as well as a prospectus of the Company. The Company will also file other documents with the SEC with respect to the proposed merger, pursuant to SEC reporting requirements. A definitive joint proxy statement/prospectus will be mailed to shareholders of the Company and shareholders of Heritage Southeast Bancorporation, Inc. Investors and security holders of the Company and Heritage Southeast Bancorporation, Inc., are urged to read the entire joint proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Company, Heritage Southeast Bancorporation, Inc., and the proposed merger transactions. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website or by contacting the Company.

The Company and Heritage Southeast Bancorporation, Inc., and their respective directors and executive officers and other members of management and employees, may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2022 annual meeting of shareholders, filed with the SEC on April 6, 2022, and its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This news release and certain of our other filings with the Securities and Exchange Commission contain statements that constitute “forward looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

All statements other than statements of historical fact are forward-looking statements. Such statements can generally be identified by such words as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential,” “positioned” and other similar words and expressions of the future or otherwise regarding the outlook for the Company’s future business and financial performance and/or the performance of the banking industry and economy in general. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risk and uncertainties which may cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, the Company’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. Factors that might cause such differences include, but are not limited to: (1) competitive pressures among financial institutions increasing significantly; (2) changes in economic or political conditions, either nationally or locally, particularly in areas in which the Company conducts operations; (3) interest rate risk; (4) developments in our mortgage banking business, including loan modifications, general demand, and the effects of judicial or regulatory requirements or guidance; (5) changes in applicable laws, rules, or regulations; (6) risks related to the Company’s recently completed and pending acquisitions, including that the anticipated benefits from the recently completed acquisitions are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions or other unexpected factors or events; (7) changes in management’s plans for the future; (8) credit risk associated with our lending activities; changes in interest rates, loan demand, real estate values, or competition; (9) changes in accounting principles, policies, or guidelines; (10) adverse results from current or future litigation, regulatory examinations or other legal and/or regulatory actions, including as a result of the Company’s participation in and execution of government programs related to the COVID-19 pandemic and related variants; (11) the continued impact of the COVID-19 pandemic and related variants on the Company’s assets, business, cash flows, financial condition, liquidity, prospects and results of operations; (12) higher inflation and its impacts; (13) significant turbulence or disruption in the capital or financial markets and the effect of a fall in stock market prices on our investment securities; (14) the effects of war or other conflicts including the impacts relating to or resulting from Russia’s military action in Ukraine; and (15) other general competitive, economic, political, and market factors, including those affecting our business, operations, pricing, products, or services.

Risks relating to the proposed Beach Bancorp, Inc. merger (the “Beach Merger”) and the Heritage Southeast Bancorporation, Inc. merger (the “Heritage Merger”, and together with the Beach Merger, the “Mergers”) include, without limitation, (1) the risk that the cost savings and any revenue synergies from the Mergers may not be realized or take longer than anticipated to be realized, (2) disruption from the Mergers with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of one or both of the definitive agreement in respect of the Mergers, (4) the risk of successful integration of Beach Bancorp, Inc. and Heritage Southeast Bancorporation, Inc. into the Company, (5) the failure to obtain the necessary approval by the shareholders of the Company and Heritage Southeast Bancorporation, Inc. in respect to the Heritage Merger, (6) the amount of the costs, fees, expenses and charges related to the Mergers, (7) the ability by the Company to obtain required governmental approvals in respect of the Heritage Merger, (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Mergers, (9) the failure of the closing conditions in the definitive agreements in respect of the Heritage Merger to be satisfied, or any unexpected delay in closing of the Heritage Merger, (10) the risk that the integration of the operations of each of Beach Bancorp, Inc. and Heritage Southeast Bancorporation, Inc. into the operations of the Company will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the Mergers may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by the Company’s issuance of additional shares of its common stock in the Mergers, and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other documents subsequently filed by the Company with the SEC. Consequently, no forward-looking statement can be guaranteed.

These and other factors that could cause results to differ materially from those described in the forward-looking statements, as well as a discussion of the risks and uncertainties that may affect our business, can be found in our Annual Report on Form 10-K and in other filings we make with the SEC , which are available on the SEC’s website, http://www.sec.gov. Undue reliance should not be placed on forward-looking statements. The Company disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

FIRST BANCSHARES, INC and SUBSIDIARIES Condensed Consolidated Financial Information (unaudited) (Dollars in thousands except per share data)
EARNINGS DATA	Quarter Ended 9/30/22	Quarter Ended 6/30/22	Quarter Ended 3/31/22	Quarter Ended 12/31/21	Quarter Ended 9/30/21
Total Interest Income	$53,874	$45,847	$42,741	$43,885	$44,435
Total Interest Expense	4,726	3,746	4,102	4,128	4,407
Net Interest Income	49,148	42,101	38,639	39,757	40,028
Net Interest Income excluding PPP Fee Income	48,986	41,563	37,643	37,151	37,294
FTE net interest income*	50,122	43,042	39,459	40,425	40,673
Provision for credit losses	4,300	600	-	(1,104)	-
Non-interest income	9,022	8,664	11,157	9,593	9,586
Non-interest expense	35,903	30,955	28,590	30,789	29,053
Earnings before income taxes	17,967	19,210	21,206	19,665	20,561
Income tax expense	3,924	3,457	4,377	3,874	4,429
Net income available to common shareholders	$14,043	$15,753	$16,829	$15,791	$16,132

PER COMMON SHARE DATA
Basic earnings per share	$0.61	$0.77	$0.81	$0.75	$0.77
Diluted earnings per share	0.61	0.76	0.81	0.75	0.76
Diluted earnings per share, operating*	0.85	0.80	0.72	0.76	0.76
Quarterly dividends per share	.19	.18	.17	.16	.15
Book value per common share at end of period	25.86	27.30	28.82	32.17	31.81
Tangible book value per common share at period end*	16.93	18.32	19.79	23.31	23.03
Market price at end of period	29.87	28.60	33.66	38.62	38.78
Shares outstanding at period end	24,028,120	20,529,124	20,484,830	21,019,037	21,019,897
Weighted average shares outstanding:
Basic	22,861,795	20,507,451	20,697,946	21,020,768	21,020,128
Diluted	22,979,529	20,615,928	20,846,997	21,175,323	21,211,716

AVERAGE BALANCE SHEET DATA
Total assets	$6,372,872	$6,112,241	$6,202,669	$5,664,336	$5,504,107
Loans and leases	3,492,110	3,013,228	2,945,877	2,956,657	2,983,771
Total deposits	5,503,040	5,347,415	5,361,480	4,814,945	4,665,914
Total common equity	630,744	593,410	666,561	672,121	664,594
Total tangible common equity*	424,873	408,855	480,922	500,639	479,540

SELECTED RATIOS
Annualized return on avg assets (ROA)	0.88%	1.03%	1.09%	1.12%	1.17%
Annualized return on avg assets, operating*	1.23%	1.08%	0.97%	1.13%	1.17%
Annualized pre-tax, pre-provision, operating*	1.63%	1.36%	1.24%	1.33%	1.49%
Annualized return on avg common equity, operating*	12.46%	11.12%	8.99%	9.53%	9.70%
Annualized return on avg tangible common equity, oper*	18.49%	16.14%	12.46%	12.80%	13.44%
Average loans to average deposits	63.46%	56.35%	54.95%	61.41%	63.95%
FTE Net Interest Margin*	3.50%	3.09%	2.78%	3.14%	3.25%
Efficiency Ratio	60.70%	59.87%	56.48%	61.56%	57.81%
Efficiency Ratio, operating*	54.55%	57.66%	58.37%	59.91%	56.62%
*See reconciliation of Non-GAAP financial measures
CREDIT QUALITY
Allowance for credit losses (ACL) as a % of total loans	1.03%	1.04%	1.06%	1.04%	1.09%
Nonperforming assets to tangible equity + ACL	6.01%	6.41%	6.31%	5.88%	5.43%
Nonperforming assets to total loans + OREO	0.72%	0.84%	0.93%	1.03%	0.95%
Annualized QTD net charge-offs (recoveries) to total loans	(0.04%)	(0.04%)	(0.12%)	0.03%	0.005%

FIRST BANCSHARES, INC and SUBSIDIARIES Condensed Consolidated Financial Information (unaudited) (in thousands)
BALANCE SHEET	Sept 30, 2022	June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021
Assets
Cash and cash equivalents	$163,841	$356,771	$802,613	$919,713	$657,296
Securities available for sale	1,379,410	1,489,247	1,591,677	1,751,832	1,463,255
Securities held to maturity	593,553	593,154	372,062	-	-
Other investments	31,060	22,588	22,226	22,226	22,225
Total investment securities	2,004,023	2,104,989	1,985,965	1,774,058	1,485,480
Loans held for sale	2,225	6,703	8,213	7,678	8,540
Total loans	3,719,388	3,124,924	2,970,246	2,959,553	2,960,919
Allowance for credit losses	(38,356)	(32,400)	(31,620)	(30,742)	(32,418)
Loans, net	3,681,032	3,092,524	2,938,626	2,928,811	2,928,501
Premises and equipment	150,480	132,724	131,813	132,448	123,594
Other Real Estate Owned	10,328	1,985	2,835	2,565	2,580
Goodwill and other intangibles	214,708	184,323	185,104	186,171	184,545
Other assets	228,211	157,406	140,926	125,970	121,348
Total assets	$6,454,848	$6,037,425	$6,196,095	$6,077,414	$5,511,884

Liabilities and Shareholders’ Equity
Non-interest bearing deposits^	$1,770,848	$1,658,288	$1,648,451	$1,550,381	$1,424,208
Interest-bearing deposits	3,780,450	3,647,909	3,789,333	3,676,403	3,248,333
Total deposits	5,551,298	5,306,197	5,437,784	5,226,784	4,672,541
Borrowings	90,000	-	-	-	-
Subordinated debentures	144,952	144,876	144,801	144,726	144,650
Other liabilities	47,127	25,900	23,117	29,732	26,010
Total liabilities	5,833,377	5,476,973	5,605,655	5,401,242	4,843,201
Total shareholders’ equity	621,471	560,452	590,440	676,172	668,683
Total liabilities and shareholders’ equity	$6,454,848	$6,037,425	$6,196,095	$6,077,414	$5,511,884

FIRST BANCSHARES, INC and SUBSIDIARIES Condensed Consolidated Financial Information (unaudited) (in thousands except per share data)
EARNINGS STATEMENT	Three Months Ended
	9/30/22	6/30/22	3/31/22	12/31/21	9/30/21
Interest Income:
Loans, including fees	$41,456	$34,058	$33,354	$36,035	$36,374
Investment securities	11,598	11,152	8,574	7,032	6,938
Accretion of purchase accounting adjustments	818	605	800	800	1,106
Other interest income	2	32	13	18	17
Total interest income	53,874	45,847	42,741	43,885	44,435
Interest Expense:
Deposits	2,863	1,923	2,302	2,371	2,649
Borrowings	92	-	-	-	-
Subordinated debentures	1,886	1,841	1,819	1,818	1,819
Accretion of purchase accounting adjustments	(115)	(18)	(19)	(61)	(61)
Total interest expense	4,726	3,746	4,102	4,128	4,407
Net interest income	49,148	42,101	38,639	39,757	40,028
Provision for credit losses	4,300	600	-	(1,104)	-
Net interest income after provision for credit losses	44,848	41,501	38,639	40,861	40,028

Non-interest Income:
Service charges on deposit accounts	2,219	2,038	2,040	1,901	1,846
Mortgage Income	1,221	1,227	1,230	1,556	1,732
Interchange Fee Income	3,310	3,102	3,197	3,029	2,744
Gain (Loss) on securities, net	1	(80)	(3)	36	11
Financial Assistance Award/Bank Enterprise Award/RRP Grant	-	171	702	-	1,826
Bargain Purchase Gain and (Loss) on Sale of Land	-	165	-	1,300	(397)
BOLI income from death proceeds	-	-	1,630	-	-
Other charges and fees	2,271	2,041	2,361	1,771	1,824
Total non-interest income	9,022	8,664	11,157	9,593	9,586

Non-interest expense:
Salaries and employee benefits	19,099	17,237	16,799	17,519	16,246
Occupancy expense	3,826	3,828	3,876	3,948	3,922
FDIC/OCC premiums	496	546	566	550	532
Marketing	50	122	86	113	78
Amortization of core deposit intangibles	1,227	1,064	1,064	982	1,052
Other professional services	1,256	768	563	1,282	934
Acquisition and charter conversion charges	3,640	1,172	408	1,602	5
Other non-interest expense	6,309	6,218	5,228	4,793	6,284
Total Non-interest expense	35,903	30,955	28,590	30,789	29,053
Earnings before income taxes	17,967	19,210	21,206	19,665	20,561
Income tax expense	3,924	3,457	4,377	3,874	4,429
Net income available to common shareholders	$14,043	$15,753	$16,829	$15,791	$16,132

Diluted earnings per common share	$0.61	$0.76	$0.81	$0.75	$0.76
Diluted earnings per common share, operating*	$0.85	$0.80	$0.72	$0.76	$0.76
*See reconciliation of Non-GAAP financial measures

FIRST BANCSHARES, INC and SUBSIDIARIES Condensed Consolidated Financial Information (unaudited) (in thousands except per share data)
EARNINGS STATEMENT	Year to Date
	2022	2021
Interest Income:
Loans, including fees	$108,868	$111,245
Investment securities	31,324	18,389
Accretion of purchase accounting adjustments	2,223	3,123
Other interest income	47	103
Total interest income	142,462	132,860
Interest Expense:
Deposits	7,089	9,934
Borrowings	92	340
Subordinated debentures	5,546	5,461
Amortization of purchase accounting adjustments	(152)	(182)
Total interest expense	12,575	15,553
Net interest income	129,887	117,307
Provision for credit losses	4,900	-
Net interest income after provision for credit losses	124,987	117,307

Non-interest Income:
Service charges on deposit accounts	6,297	5,363
Mortgage Income	3,678	7,266
Interchange Fee Income	9,609	8,533
Gain (loss) on securities, net	(82)	107
Financial Assistance Award/Bank Enterprise Award/RRP Grant	873	1,826
Bargain Purchase Gain and Loss on Sale of Fixed Assets	165	(397)
BOLI income from death proceeds	1,630	-
Other charges and fees	6,673	5,183
Total non-interest income	28,843	27,881

Non-interest expense:
Salaries and employee benefits	53,135	48,337
Occupancy expense	11,530	11,614
FDIC/OCC premiums	1,608	1,524
Marketing	258	277
Amortization of core deposit intangibles	3,355	3,155
Other professional services	2,587	2,917
Acquisition & charter conversion charges	5,220	5
Other non-interest expense	17,755	15,941
Total Non-interest expense	95,448	83,770
Earnings before income taxes	58,382	61,418
Income tax expense	11,758	13,042
Net income available to common shareholders	$46,624	$48,376

Diluted earnings per common share	$2.17	$2.28
Diluted earnings per common share, operating*	$2.38	$2.28
*See reconciliation of Non-GAAP financial measures

FIRST BANCSHARES, INC and SUBSIDIARIES Condensed Consolidated Financial Information (unaudited) (Dollars in thousands)
COMPOSITION OF LOANS	Sept 30, 2022	Percent of Total	June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	Percent of Total
Commercial, financial and agricultural	$489,225	13.1%	$379,363	$364,702	$375,379	$426,342	14.4%
Real estate – construction	481,100	12.9%	429,946	387,290	364,075	361,732	12.2%
Real estate – commercial	1,595,944	42.8%	1,319,821	1,249,203	1,242,529	1,206,267	40.6%
Real estate – residential	1,082,488	29.1%	932,268	911,568	916,179	910,618	30.7%
Lease Financing Receivable	1,907	0.1%	2,283	2,409	2,556	2,889	0.1%
Obligations of States & subdivisions	25,757	0.7%	20,784	15,842	16,765	15,790	0.5%
Consumer	42,967	1.2%	40,459	39,233	42,070	37,281	1.2%
Loans held for sale	2,225	0.1%	6,703	8,213	7,678	8,540	0.3%
Total loans	$3,721,613	100%	$3,131,627	$2,978,460	$2,967,231	$2,969,459	100%

COMPOSITION OF DEPOSITS	Sept 30, 2022	Percent of Total	June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	Percent of Total
Non-interest bearing	$1,770,848	31.9%	$1,658,288	$1,648,451	$1,550,381	$1,424,208	30.5%
NOW and other	1,786,213	32.2%	1,790,980	1,885,145	1,771,510	1,524,935	32.6%
Money Market/Savings	1,423,953	25.7%	1,326,245	1,337,419	1,320,284	1,214,011	26.0%
Time Deposits of less than $250,000	418,931	7.5%	400,354	424,183	445,879	390,289	8.4%
Time Deposits of $250,000 or more	151,353	2.7%	130,330	142,539	138,730	119,098	2.5%
Total Deposits	$5,551,298	100%	$5,306,197	$5,437,737	$5,226,784	$4,672,541	100%

ASSET QUALITY DATA	Sept 30, 2022		June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021
Nonaccrual loans	$15,844		$23,678	$24,736	$28,013	$25,012
Loans past due 90 days and over	571		527	-	45	456
Total nonperforming loans	16,415		24,205	24,736	28,058	25,468
Other real estate owned	10,328		1,985	2,834	2,565	2,580
Total nonperforming assets	$26,743		$26,190	$27,570	$30,623	$28,048

Nonperforming assets to total assets	0.41%		0.43%	0.44%	0.50%	0.51%
Nonperforming assets to total loans + OREO	0.72%		0.84%	0.93%	1.03%	0.95%
ACL to nonperforming loans	233.66%		133.86%	127.83%	109.57%	127.29%
ACL to total loans	1.03%		1.04%	1.06%	1.04%	1.09%

Qtr-to-date net charge-offs (recoveries)	$(353)		$(329)	$(879)	$220	$39
Annualized QTD net chg-offs (recs) to loans	(0.04%)		(0.04%)	(0.12%)	0.03%	0.005%

FIRST BANCSHARES, INC and SUBSIDIARIES
Condensed Consolidated Financial Information (unaudited)
(dollars in thousands)

Yield	Three Months Ended			Three Months Ended			Three Months Ended			Three Months Ended			Three Months Ended
Analysis	September 30, 2022			June 30, 2022			March 31, 2022			December 31, 2021			September 30, 2021
		Tax			Tax			Tax			Tax			Tax
	Avg	Equivalent	Yield/	Avg	Equivalent	Yield/	Avg	Equivalent	Yield/	Avg	Equivalent	Yield/	Avg	Equivalent	Yield/
	Balance	interest	Rate	Balance	interest	Rate	Balance	interest	Rate	Balance	interest	Rate	Balance	interest	Rate

Taxable securities	$1,612,066	$8,723	2.16%	$1,634,679	$8,372	2.05%	$1,413,523	$6,152	1.74%	$1,166,432	$5,059	1.73%	$986,325	$5,033	2.04%
Tax-exempt
securities	479,168	3,849	3.21%	492,405	3,721	3.02%	483,780	3,242	2.68%	397,906	2,641	2.65%	377,610	2,550	2.70%
Total investment
securities	2,091,234	12,572	2.40%	2,127,084	12,093	2.27%	1,897,303	9,394	1.98%	1,564,338	7,700	1.97%	1,363,935	7,583	2.22%
in other banks	143,867	2	0.01%	432,851	32	0.03%	825,877	13	0.01%	634,541	18	0.01%	657,387	17	0.01%
Loans	3,492,110	42,274	4.84%	3,013,228	34,663	4.60%	2,945,877	34,154	4.64%	2,956,657	36,835	4.98%	2,983,771	37,480	5.02%
Total Interest
earning assets	5,727,211	54,848	3.83%	5,573,163	46,788	3.36%	5,669,057	43,561	3.07%	5,155,536	44,553	3.46%	5,005,093	45,080	3.60%
Other assets	645,661			539,078			533,612			508,800			506,134
Total assets	$6,372,872			$6,112,241			$6,202,669			$5,664,336			$5,511,227

Interest-bearing
liabilities:
Deposits	$3,777,059	$2,748	0.29%	$3,706,711	$1,905	0.21%	$3,786,808	$2,283	0.24%	$3,330,603	$2,310	0.28%	$3,274,257	$2,588	0.32%
Borrowed Funds	13,261	92	2.78%	-	-	0.00%	-	-	0.00%	-	-		206	-	0.00%
Subordinated
debentures	144,910	1,886	5.21%	144,834	1,841	5.08%	144,759	1,819	5.03%	144,684	1,818	5.03%	144,630	1,819	5.03%
Total interest
bearing liabilities	3,935,230	4,726	0.48%	3,851,545	3,746	0.39%	3,931,567	4,102	0.42%	3,475,287	4,128	0.48%	3,419,093	4,407	0.52%
Other liabilities	1,806,898			1,667,286			1,604,541			1,516,928			1,427,540
Shareholders' equity	630,744			593,410			666,561			672,121			664,594
Total liabilities and
shareholders'
equity	$6,372,872			$6,112,241			$6,202,669			$5,664,336			$5,511,227

Net interest
income (FTE)*		$50,122	3.35%		$43,042	2.96%		$39,459	2.66%		$40,425	2.98%		$40,673	3.09%

Net interest margin (FTE)*			3.50%			3.09%			2.78%			3.14%			3.25%

Core net interest
margin*			3.44%			3.04%			2.73%			3.07%			3.15%

*See reconciliation for Non-GAAP financial measures

FIRST BANCSHARES, INC and SUBSIDIARIES Reconciliation of Non-GAAP Financial Measures (unaudited) (in thousands except per share data)
	Three Months Ended
Per Common Share Data	Sept 30, 2022	June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021
Book value per common share	$25.86	$27.30	$28.82	$32.17	$31.81
Effect of intangible assets per share	8.93	8.98	9.03	8.86	8.78
Tangible book value per common share	$16.93	$18.32	$19.79	$23.31	$23.03

Diluted earnings per share	$0.61	$0.76	$0.81	$0.75	$0.76
Effect of acquisition and charter conversion charges	0.16	0.05	0.02	0.07	-
Tax on acquisition and charter conversion charges	(0.05)	(0.01)	-	(0.02)	-
Initial provision for acquired loans	0.17	-	-	-	-
Tax on initial provision for acquired loans	(0.04)	-	-	-	-
Effect of bargain purchase gain and loss on sale of fixed assets	-	-	-	(0.06)	0.02
Tax on bargain purchase gain and loss on sale of fixed assets	-	-	-	0.02	-
Effect of Treasury awards	-	-	(0.03)	-	(0.09)
Tax on Treasury awards	-	-	-	-	0.02
BOLI income from death proceeds	-	-	(0.08)	-	-
Effect on Contributions related to Treasury awards	-	-	-	-	0.07
Tax on Contributions related to Treasury awards	-	-	-	-	(0.02)
Diluted earnings per share, operating	$0.85	$0.80	$0.72	$0.76	$0.76
		Year to Date
		2022		2021
Diluted earnings per share		$2.17		$2.28
Effect of acquisition and charter conversion charges		0.24		-
Tax on acquisition and charter conversion charges		(0.06)		-
Effect of bargain purchase gain and loss on sale of fixed assets		(0.01)		0.02
Effect of Treasury awards		(0.04)		-
Tax on Treasury awards		0.01		(0.09)
BOLI income from death proceeds		(0.08)		0.02
Effect on Contributions related to Treasury awards		0.01		0.07
Tax on Contributions related to Treasury awards		-		(0.02)
Initial provision for acquired loans		0.18
Tax on initial provision for acquired loans		(0.04)		-
Diluted earnings per share, operating		$2.38		$2.28
		Year to Date
		2022		2021
Net income available to common shareholders		$46,624		$48,376
Acquisition and charter conversion charges		5,220		5
Tax on acquisition and charter conversion charges		(1,320)		(1)
Bargain purchase gain and loss on sale of fixed assets		(165)		397
Tax on bargain purchase gain and loss on sale of fixed assets		42		(100)
Treasury awards		(872)		(1,826)
Tax on Treasury awards		221		462
BOLI income from death proceeds		(1,630)		-
Contributions related to Treasury awards		165		1,400
Tax on Contributions related to Treasury awards		(42)		(354)
Initial provision for acquired loans		3,855		-
Tax on initial provision for acquired loans		(976)		-
Net earnings available to common shareholders, operating		$51,122		$48,359

		Three Months Ended
Average Balance Sheet Data		Sept 30, 2022	June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021
Total average assets	A	$6,372,872	$6,112,241	$6,202,669	$5,664,336	$5,504,107
Total average earning assets	B	5,727,211	$5,573,163	$5,669,057	$5,155,536	$5,005,093

Common Equity	C	$630,744	$593,410	$666,561	$672,121	$664,594
Less intangible assets		205,871	184,555	185,639	171,482	185,054
Total Tangible common equity	D	$424,873	$408,855	$480,922	$500,639	$479,540

		Three Months Ended
Net Interest Income Fully Tax Equivalent		Sept 30, 2022	June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021
Net interest income	E	$49,148	$42,101	$38,639	$39,757	$40,028
Tax-exempt investment income		(2,875)	(2,780)	(2,422)	(1,973)	(1,905)
Taxable investment income		3,849	3,721	3,242	2,641	2,550
Net Interest Income Fully Tax Equivalent	F	$50,122	$43,042	$39,459	$40,425	$40,673

Annualized Net Interest Margin	E/B	3.43%	3.02%	2.73%	3.08%	3.20%
Annualized Net Interest Margin, Fully Tax Equivalent	F/B	3.50%	3.09%	2.78%	3.14%	3.25%

Total Interest Income, Fully Tax Equivalent
Total Interest Income		$53,874	$45,847	$42,741	$43,885	$44,435
Tax-exempt investment income		(2,875)	(2,780)	(2,422)	(1,973)	(1,905)
Taxable investment income		3,849	3,721	3,242	2,641	2,550
Total Interest Income, Fully Tax Equivalent	G	$54,848	$46,788	$43,561	$44,553	$45,080

Yield on Average Earning Assets, Fully Tax Equivalent	G/B	3.83%	3.36%	3.07%	3.46%	3.60%

Interest Income Investment Securities, Fully Tax Equivalent
Interest Income Investment Securities		$11,598	$11,152	$8,574	$7,032	$6,938
Tax-exempt investment income		(2,875)	(2,780)	(2,422)	(1,973)	(1,905)
Taxable investment Income		3,849	3,721	3,242	2,641	2,550
Interest Income Investment Securities, Fully Tax Equivalent	H	$12,572	$12,093	$9,394	$7,700	$7,583

Average Investment Securities	I	$2,091,234	$2,127,084	$1,897,303	$1,564,338	$1,364,431

Yield on Investment Securities, Fully Tax Equivalent	H/I	2.40%	2.27%	1.98%	1.97%	2.22%

		Three Months Ended
Core Net Interest Margin		Sept 30, 2022	June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021
Net interest income (FTE)		$50,122	$43,042	$39,459	$40,425	$40,673
Less purchase accounting adjustments		818	605	800	861	1,167
Net interest income, net of purchase accounting adj	J	$49,304	$42,437	$38,659	$39,564	$39,506

Total average earning assets		$5,727,211	$5,573,163	$5,669,057	$5,155,536	$5,005,093
Add average balance of loan valuation discount		2,681	3,085	3,836	4,353	5,252
Avg earning assets, excluding loan valuation discount	K	$5,729,892	$5,576,248	$5,672,893	$5,159,889	$5,010,345

Core net interest margin	J/K	3.44%	3.04%	2.73%	3.07%	3.15%

		Three Months Ended
Efficiency Ratio		Sept 30, 2022	June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021
Operating Expense
Total non-interest expense		$35,903	$30,955	$28,590	$30,789	$29,053
Pre-tax non-operating expenses		(3,641)	(1,337)	(408)	(1,602)	(1,405)
Adjusted Operating Expense	L	$32,262	$29,618	$28,182	$29,187	$27,648

Operating Revenue
Net interest income, FTE		$50,122	$43,042	$39,459	$40,425	$40,673
Total non-interest income		9,022	8,664	11,157	9,593	9,586
Pre-tax non-operating items		-	(336)	(2,331)	(1,300)	(1,429)
Adjusted Operating Revenue	M	$59,144	$51,370	$48,285	$48,718	$48,830

Efficiency Ratio, operating	L/M	54.55%	57.66%	58.37%	59.91%	56.62%

		Three Months Ended
Return Ratios		Sept 30, 2022	June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021
Net income available to common shareholders	N	$14,043	$15,753	$16,829	$15,791	$16,132
Acquisition and charter conversion charges		3,641	1,172	408	1,602	5
Tax on acquisition and charter conversion charges		(920)	(296)	(103)	(405)	(1)
Initial provision for acquired loans		3,855
Tax on initial provision for acquired loans		(976)
Bargain purchase gain and loss on sale of fixed assets		-	(165)	-	(1,300)	397
Tax on bargain purchase gain and loss on sale of fixed assets		-	41	-	329	(100)
Treasury awards		-	(171)	(702)	-	(1,826)
Tax on Treasury awards		-	43	178	-	462
Charitable contributions related to Treasury awards		-	165	-	-	1,400
Tax on charitable contributions related to Treasury awards		-	(42)	-	-	(354)
BOLI income from death proceeds		-	-	(1,630)	-	-
Net earnings available to common shareholders, operating	O	$19,643	$16,500	$14,980	$16,017	$16,115

Pre-Tax Pre-Provision Operating Earnings
Earnings before income taxes	P	$17,967	$19,210	$21,206	$19,665	$20,561
Acquisition and charter conversion charges		3,641	1,172	408	1,602	5
Provision for loan losses		4,300	600	-	(1,104)	-
Bargain purchase gain and loss on sale of fixed assets		-	(165)	-	(1,300)	397
Treasury Awards		-	(171)	(702)	-	(1,826)
Charitable contributions related to Treasury awards		-	165	-	-	1,400
BOLI income from death proceeds		-	-	(1,630)	-	-
Pre-Tax, Pre-Provision Operating Earnings	Q	$25,908	$20,811	$19,282	$18,863	$20,537

Annualized return on avg assets	N/A	0.88%	1.03%	1.09%	1.12%	1.17%
Annualized return on avg assets, oper	O/A	1.23%	1.08%	0.97%	1.13%	1.17%
Annualized pre-tax, pre-provision, oper	Q/A	1.63%	1.36%	1.24%	1.33%	1.49%
Annualized return on avg common equity, oper	O/C	12.46%	11.12%	8.99%	9.53%	9.70%
Annualized return on avg tangible common equity, operating	O/D	18.49%	16.14%	12.46%	12.80%	13.44%

Mortgage Department
Net Interest Income after provision for credit losses	$60	$88	$85	$97	$92
Loan fee income	1,221	1,227	1,230	1,556	1,732
Salaries and employee benefits	(1,011)	(1,138)	(1,181)	(1,171)	(995)
Other non-interest expense	(111)	(140)	(149)	(125)	(131)
Earnings (Loss) before income taxes	$159	$37	$(15)	$357	$698

	Three Months Ended
Capital Ratios	Sept 30, 2022*	June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021
Common equity tier 1 (CET1) ratio	12.6%	12.7%	13.1%	13.7%	14.1%
Leverage (Tier 1) ratio	9.3%	8.6%	8.2%	9.2%	9.2%
Total risk based capital ratio	16.7%	17.3%	17.9%	18.6%	19.3%
Tangible common equity ratio	6.5%	6.4%	6.7%	8.3%	9.1%
*estimated

Contacts

M. Ray “Hoppy” Cole
Chief Executive Officer
Dee Dee Lowery
Chief Financial Officer
(601) 268-8998